UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 26)*

Carnival Corporation
Carnival plc
(Name of Issuer)

Common Stock, par value $0.01 per share, of Carnival Corporation
Special Voting Share of Carnival plc
Trust Shares (representing beneficial interests in the P&O Princess Special Voting Trust)
(Title of Class of Securities)

Common Stock: 143658 10 2 and 143658 30 0**
Special Voting Share: G7214F 12 2
Trust Shares: 143658 30 0**
(CUSIP Number)

Enrique Miguez, Esq.
General Counsel
Carnival Corporation
3655 N.W. 87th Avenue
Miami, Florida 33178-2428
(305) 599-2600
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 17, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	The Common Stock and the Trust Shares trade together under CUSIP Number 143658 30 0. See Items 1 and 4 of this Schedule 13D for additional information.

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 2 of 16

1	NAME OF REPORTING PERSON MA 1994 B SHARES, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 80,736,445
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 80,736,445
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,736,445
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 3 of 16

1	NAME OF REPORTING PERSON MA 1994 B SHARES, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 80,736,445
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 80,736,445
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,736,445
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 4 of 16

1	NAME OF REPORTING PERSON MICKY ARISON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 85,670,611
	8	SHARED VOTING POWER 35,465,423
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 121,136,034
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 121,136,034
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 5 of 16

1	NAME OF REPORTING PERSON ARTSFARE 2005 TRUST No. 2
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 35,465,423
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,465,423
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 6 of 16

1	NAME OF REPORTING PERSON TRUIST DELAWARE TRUST COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 7 of 16

1	NAME OF REPORTING PERSON VERUS PROTECTOR, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 35,465,423
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 35,465,423
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,465,423
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 8 of 16

1	NAME OF REPORTING PERSON RICHARD L. KOHAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER 35,465,423
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER 121,137,034
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 121,138,034
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 9 of 16

1	NAME OF REPORTING PERSON KLR, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 82,419,457
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,419,457
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 10 of 16

1	NAME OF REPORTING PERSON NICKEL 2015-94B TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 80,736,445
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 80,736,445
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,736,445
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 11 of 16

1	NAME OF REPORTING PERSON BESSEMER TRUST COMPANY OF DELAWARE, N.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 35,465,423
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,465,423
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 12 of 16

The Schedule 13D relating to Carnival Corporation and Carnival plc is being filed by MA 1994 B Shares, L.P. (“B Shares, L.P.”), MA 1994 B Shares, Inc. (“B Shares, Inc.”), Micky Arison, Artsfare 2005 Trust No. 2, Truist Delaware Trust Company (formerly known as SunTrust Delaware Trust Company), Verus Protector, LLC, Richard L. Kohan, KLR, LLC, Nickel 2015-94B Trust and Bessemer Trust Company of Delaware, N.A. (“Bessmer Trust Company”) (collectively, the “Reporting Persons”). This Amendment No. 26 is being filed to reflect the addition of Bessemer Trust Company and to reflect an exit filing by Truist Delaware Trust Company, both in connection with Bessemer Trust Company’s replacement of Truist Delaware Trust Company as trustee of Artsfare 2005 Trust No. 2. The Schedule 13D is hereby amended as follows:

Item 1.	Security and Issuer

No material change.

Item 2.	Identity and Background

On January 17, 2023, Bessemer Trust Company of Delaware, N.A. was appointed, and replaced Truist Delaware Trust Company as, trustee of Artsfare 2005 Trust No. 2. As a result, Truist Delaware Trust Company is no longer the beneficial owner of any shares and has ceased to be in a group with the Reporting Persons.

Truist Delaware Trust Company will cease to be a Reporting Person after this filing and, accordingly, this is its exit filing.

Bessemer Trust Company is a national trust bank chartered and regulated by the Office of the Comptroller of the Currency.  Its principal offices are located at 20 Montchanin Road Suite 1500, Wilmington, Delaware 19807.  Bessemer Trust Company primarily engages in fiduciary activities and provides wealth management advice and solutions.

During the last five years, Bessemer Trust Company has not:

•	been convicted in a criminal proceeding; or

•	been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

No material change.

Item 4.	Purpose of Transaction

Not applicable.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

All ownership percentages set forth herein assume that there are 1,112,706,805Shares outstanding, representing the total number of shares reported by Carnival Corporation as of September 22, 2022 in its Quarterly Report on Form 10-Q filed on September 30, 2022.

(a) and (b)(i)

(i) B Shares, L.P. beneficially owns an aggregate of 80,736,445 Shares (approximately 7.3% of the total number of Shares outstanding), which its holds directly. B Shares, L.P. has sole voting and dispositive power with respect to all such Shares.

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 13 of 16

(ii) B Shares, Inc. beneficially owns an aggregate of 80,736,445 Shares (approximately 7,3% of the total number of Shares outstanding), by virtue of being the general partner of B Shares, L.P. B Shares, Inc. has sole voting and dispositive power with respect to all such Shares.

(iii) Micky Arison beneficially owns an aggregate of 121,136,034 Shares (approximately 10.9% of the total number of Shares outstanding),  80,736,445 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Nickel 2015-94 B Trust, 35,465,423 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the last will of Ted Arison, dated July 8, 1999, and 1,683,012 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the instruments for several trusts for the benefit of his children, and 3,251,154 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the instruments for several grantor-retained annuity trusts. Micky Arison has shared dispositive and voting power with respect to the 35,465,423 Shares held by the Artsfare 2005 Trust No. 2. Micky Arison has sole voting and shared dispositive power with respect to the 80,736,445 Shares indirectly held by the Nickel 1994 “B” Trust,  the 1,683,012 Shares held by trusts for the benefit of Micky Arison’s children and the 3,251,154 Shares held by grantor-retained annuity trusts.

(iv) Artsfare 2005 Trust No. 2 beneficially owns the 35,465,423 Shares for which it exercises shared dispositive power (approximately 3.2% of the total number of Shares outstanding).

(v) Because it has ceased to be the trustee for Artsfare 2005 Trust No. 2, Truist Delaware Trust Company no longer beneficially owns any Shares.

(vi) Verus Protector, LLC beneficially owns an aggregate of 35,465,423 Shares (approximately 3.2% of the total Shares outstanding), by virtue of being the protector of Artsfare 2005 Trust No.2. Verus Protector, LLC has shared voting and dispositive power with respect to the 35,465,423 Shares held by Artsfare 2005 Trust No.2.

(vii) Richard L. Kohan beneficially owns an aggregate of 121,138,034 Shares (approximately 10.9% of the total Shares outstanding), by virtue of being the sole member of Verus Protector, LLC, a trustee of Nickel 2003 Revocable Trust, the sole member of KLR, LLC and owning 1,000 Shares indirectly and 1,000 Shares directly. Mr. Kohan has shared voting and dispositive power with respect to the 35,465,423 Shares held by Artsfare 2005 Trust No. 2. Mr. Kohan has shared dispositive power with respect to the 1,683,012 Shares held by trusts for the benefit of Micky Arison’s children, the 80,736,445 Shares indirectly held by the Nickel 2015-94 B Trust and the 3,251,154 Shares held by grantor-retained annuity trusts. Mr. Kohan has shared voting and dispositive power with respect to the 1,000 Shares held by his wife and sole voting and dispositive power with respect to the 1,000 Shares he holds directly.

(viii) KLR, LLC beneficially owns an aggregate of 82,419,457 Shares (approximately 7.4% of the total number of Shares outstanding), by virtue of being a distribution adviser of the Nickel 2015-94 B Trust and various trusts for the benefit of Micky Arison’s children. KLR, LLC has shared dispositive power with respect to the 80,736,445 Shares indirectly held by the Nickel 2015-94 B Trust and the 1,683,012 Shares held by trusts for the benefit of Micky Arison’s children. Accordingly, KLR, LLC may be deemed to beneficially own such Shares for which it exercises voting and/or dispositive power. KLR, LLC disclaims beneficial ownership of all such Shares.

(ix) Nickel 2015-94 B Trust beneficially owns an aggregate of 80,736,445 Shares (approximately 7.3% of the total number of Shares outstanding), by virtue of being the sole stockholder of B Shares, Inc., the general partner of B Shares, L.P. Nickel 2015-94 B Trust has sole voting and dispositive power with respect to all such Shares.

(x) Bessemer Trust Company beneficially owns 35,465,423 Shares (approximately 3.2% of the total number of Shares outstanding), by virtue of being the trustee of Artsfare 2005 Trust No. 2. Bessemer Trust Company has shared dispositive power with respect to the 35,465,423 Shares held by Artsfare 2005 Trust No. 2. Accordingly, Bessemer Trust Company may be deemed to beneficially own such Shares. Bessemer Trust Company disclaims beneficial ownership of such Shares.

(xi) The Reporting Persons, as a group, beneficially own an aggregate of 121,139,034 Shares (approximately 10.9% of the total number of Shares outstanding). The Reporting Persons, as a group, have sole voting and dispositive power over all such Shares.

(c) To the best knowledge of each of the Reporting Persons, none of the persons named in response to this paragraph (a) has effected any transactions in the Shares during the past 60 days.

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 14 of 16

(d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by such Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No material change.

Item 7.	Material to be Filed as Exhibits

The following exhibits have been filed with this Schedule 13D/A.

Exhibit 53	Joint Filing Agreement, dated as of January 27, 2023, among MA 1994 B Shares, L.P., MA 1994 B Shares, Inc., Micky Arison, Artsfare 2005 Trust No. 2, Truist Delaware Trust Company, Versus Protector, LLC, Richard L. Kohan, Nickel 2015-94 B Trust, KLR, LLC and Bessemer Trust Company of Delaware, N.A.

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 15 of 16

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: January 27, 2023

MA 1994 B SHARES, L.P.

MA 1994 B SHARES, INC.

MICKY ARISON

ARTSFARE 2005 TRUST NO. 2

TRUIST DELAWARE TRUST COMPANY

VERUS PROTECTOR, LLC

NICKEL 2015-94 B TRUST

By:	/s/ Richard L. Kohan
Richard L. Kohan, Attorney-in-fact

KLR, LLC

By:	/s/ Richard L. Kohan
Richard L. Kohan, President

/s/ Richard L. Kohan
RICHARD L. KOHAN

BESSEMER TRUST COMPANY OF DELAWARE, N.A.

By:	/s/ George Kern
George Kern, Chief Executive Officer and President

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 16 of 16

INDEX TO EXHIBITS

Exhibits

Exhibit 53

Joint Filing Agreement, dated as of January 27, 2023, among MA 1994 B Shares, L.P., MA 1994 B Shares, Inc., Micky Arison, Artsfare 2005 Trust No. 2, Truist Delaware Trust Company, Versus Protector, LLC, Richard L. Kohan, Nickel 2015-94 B Trust, KLR, LLC and Bessemer Trust Company of Delaware, N.A.